GDS Holdings Limited
2/F, Tower 2, Youyou Century Place

428 South Yanggao Road

Pudong, Shanghai 200127

People’s Republic of China

+86-21-2033-0303

October 28, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:      Ms. Ms. Barbara C. Jacobs, Assistant Director

Mr. Gabriel Eckstein, Esq., Staff Attorney

Mr. Matthew Crispino, Esq., Staff Attorney

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Re:          GDS Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-213951)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, GDS Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement become effective at, 4:00 P.M., Eastern Daylight Time on November 1, 2016, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company understands that Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., RBC Capital Markets, LLC and China Renaissance Securities (Hong Kong) Limited, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

The Company hereby acknowledges the following:

•        should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•        the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•        the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

GDS Holdings Limited

By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chairman and Chief Executive Officer